Filed pursuant to Rule 433
Registration Statement No. 333-156143
ACE INA HOLDINGS INC.
$700,000,000
2.60% Notes due 2015
Fully and unconditionally guaranteed by
ACE Limited
FINAL TERM SHEET
Dated: November 18, 2010

Issuer:	ACE INA Holdings Inc. (“the Issuer”)

Guarantor:	ACE Limited

Security:	$700,000,000 2.60% Notes due 2015

Size:	$700,000,000

Trade Date:	November 18, 2010

Maturity Date:	November 23, 2015

Coupon (Interest Rate):	2.60%

Yield to Maturity:	2.62%

Spread to Benchmark Treasury:	T + 108 bps

Benchmark Treasury:	1.25% due October 2015

Benchmark Treasury Price and Yield:	Price: 98-20 Yield: 1.540%

Interest Payment Dates:	May 23 and November 23 of each year, beginning on May 23, 2011

Redemption Provision:	Make-whole call at the greater of 100% or T + 20 basis points

Price to Public:	99.907%

Settlement Date:	November 23, 2010

Gross Spread:	60 bps

Ratings*:	A3 (stable) by Moody’s Investors Service, Inc. A- (positive) by Standard & Poor’s Rating Services

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Junior Co-Managers:	ANZ Securities, Inc. Barclays Capital Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. ING Financial Markets LLC Lloyds TSB Bank plc RBS Securities Inc.

CUSIP / ISIN Number:	00440E AN7 / US00440EAN76
Use of Proceeds
     The net proceeds to ACE INA from the sale of the notes will be approximately $694 million (after underwriting discounts and offering expenses). All of these net proceeds will be received and used exclusively outside of Switzerland. ACE INA intends to use a portion of the net proceeds from this offering to repay approximately $655 million of indebtedness. ACE INA intends to use the remaining net proceeds from this offering for general corporate purposes.
     The indebtedness to be repaid with the net proceeds of the offering includes a $450 million five-year term loan maturing in April 2013 and an approximately $155 million five-year term loan maturing in December 2010. Borrowings under these term loans currently bear interest at 0.94% and 5.25%, respectively, per year. The remaining indebtedness to be repaid consists of indebtedness under various long-term credit and hedging arrangements.
     Pending application of the net proceeds from the sale of the notes, we intend to invest such proceeds in short-term investments.

Other Information
     ACE Limited’s Board of Directors authorized the repurchase of up to $600 million of ACE’s common shares through December 31, 2012, to offset, in whole or in part, potential dilution from the exercise of stock options and granting of restricted stock under ACE Limited’s equity-based incentive plans. This repurchase authorization, which may be implemented in any given quarter, year or multi-year period, in the open market, in privately negotiated transactions, block trades, accelerated repurchases and/or through option or other forward transactions, replaces the November 2001 authorization for the repurchase of up to $250 million of any ACE Limited issued debt or capital securities, including common shares. To date, no shares have been repurchased under the November 2001 authorization.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Morgan Stanley & Co. Incorporated at 1-866-718-1649, Deutsche Bank Securities Inc. at 1-800-503-4611, and Wells Fargo Securities, LLC at 1-800-326-5897.